June 28, 2022

VIA EDGAR & FEDERAL EXPRESS
Anuja A. Majmudar
Karina Dorin
Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Re:     Southwestern Energy Company
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed March 1, 2022
    File No. 001-08246

Ladies and Gentlemen:

This letter sets forth the responses of Southwestern Energy Company (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 24, 2022, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”). For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto. With the Staff’s permission, where the responses indicate that the Company will revise its disclosures and/or make additional disclosures, the Company requests permission to do so in its future filings of the type to which the comment relates.

Form 10-K filed March 1, 2022

General

1.We note that you provided more expansive disclosure in your 2020/2021 Corporate Responsibility Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2020/2021 Corporate Responsibility Report.

RESPONSE:

The disclosures in our annual Corporate Responsibility Report and in our 2021 Form 10-K and other filings with the Commission (“SEC filings”), have been guided by several different considerations,

Anuja A. Majmudar
Karina Dorin
U.S. Securities & Exchange Commission
June 28, 2022

according to the purposes of the documents and the legal requirements (or, in the absence thereof, evolving practices) and evolving stakeholder expectations relating to them.

In preparing the disclosures in our 2021 Form 10-K and other SEC filings, we referenced (i) the requirements of Regulation S-K – including Items 101(c), 105 and 303, (ii) the Commission’s general disclosure principle (set forth in Rule 12b-20) providing that, in addition to the disclosures expressly required to be included in SEC filings, registrants shall disclose such further material information, if any, as may be necessary to make the required disclosures not misleading and (iii) the Commission’s 2010 interpretive release providing guidance regarding disclosures relating to climate change. In accordance with this guidance, we provide disclosure in our SEC filings regarding particular events, transactions, trends, uncertainties, impacts or other matters if it is material to, or is reasonably likely to have a material impact on, our business, financial condition or results of operations, taking into account the size, scope and nature of our business.

Our annual Corporate Responsibility Report provides an opportunity for us to present information, perspectives and discussions that we think may be of interest to our various stakeholders, including (i) matters relating to our performance and activities with respect to climate-related and other environmental, social and governance (“ESG”) matters and (ii) our relevant accomplishments, progress towards our climate-related and other ESG goals, and the ESG-related areas on which we are focused. Our Corporate Responsibility Report provides a single, convenient location for stakeholders to review (i) certain material ESG information that is included in both the Corporate Responsibility Report and our SEC filings and (ii) additional information that is of interest to certain stakeholders but not required in our SEC filings. The supplemental information provided in our Corporate Responsibility Report is not required to be disclosed under Regulation S-K. Additionally, we do not believe any of this information is necessary to make any of the statements in our SEC filings not misleading to investors. We considered voluntarily including certain of the supplemental information in our SEC filings; however, we believed including this additional information would make our SEC filings unnecessarily longer and more difficult to read.

The contents of our annual Corporate Responsibility Report are informed by, among other things, our review of voluntary ESG disclosure frameworks – such as that of the Sustainability Accounting Standards Board and the Financial Stability Board’s Task Force on Climate-related Financial Disclosures – as well as our review of the ESG-related disclosures of various other public companies, including those of our peer companies. The disclosures in our annual Corporate Responsibility Report are also informed by our discussions and correspondence with, and requests and other feedback from, many different stakeholders, including, but not limited to, certain of our stockholders and debt holders. These disclosures go beyond the Commission’s disclosure framework and the disclosure requirements of Regulations S-K and S-X and, thus, are more expansive than those provided in our SEC filings. In addition, the identification of an item for inclusion in our annual Corporate Responsibility Report is not meant to correspond with the concept of materiality (as historically formulated under the Commission’s disclosure framework). Rather, in preparing the contents of our Corporate

Anuja A. Majmudar
Karina Dorin
U.S. Securities & Exchange Commission
June 28, 2022

Responsibility Report, we apply a broad lens and do not limit ourselves to the Commission’s materiality requirements. We do not believe that each of these climate-related and other ESG matters and our related performance and activities is material to our business, financial condition or results of operations and cash flows at this time.

We believe that our SEC filings adequately and appropriately inform investors as to material information about our business, strategy, and financial results, including climate-related information. As discussed in response to other comments in this letter, we have disclosed material climate-related information about our business, strategy, and financial results, including the risk of an investment in our Company, in the 2021 Form 10-K. We will continue to evaluate our business, including our climate-related and other ESG goals and plan to include such disclosure in future filings with the Commission as appropriate under the then-current rules and guidance of the Commission.

Risk Factors, page 34

2.Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as market trends that may alter business opportunities or technological changes.

RESPONSE:

We have evaluated our risk factor disclosures and disclosures regarding regulatory matters and business trends and believe that such disclosures adequately address both (i) the risk of a decrease in demand for oil and gas and a corresponding increase in demand for alternative sources of energy such as wind or solar and (ii) material costs related to climate change matters, and therefore, believe that additional risk factor disclosure is not warranted at this time.

Our primary business is the exploration for and production of natural gas1, and we believe that a mix of energy sources will be required to meet the growing global demand for energy and that natural gas is foundational to a lower carbon future. In its Annual Energy Outlook 2022 (“AEO 2022”), the United States Energy Information Administration (“EIA”) projects in its reference case that energy demand will continue to grow, including demand for natural gas both domestically and globally. The EIA’s reference case projects that “Petroleum and natural gas remain the most consumed sources of energy in the United States through 2050,” and that domestic natural gas exports will continue to rise during the same period, primarily driven by an increase in natural gas liquefaction capacity and growing global natural gas consumption.

1 In 2021, natural gas comprised 82% of our total net production (natural gas liquids comprised 15%; oil comprised 3%), and, as of December 31, 2021, natural gas comprised about 81% of our total proved reserves. See 2021 Form 10-K at pp. 58, 136.

Anuja A. Majmudar
Karina Dorin
U.S. Securities & Exchange Commission
June 28, 2022

To date, our past capital expenditures and expected future capital expenditures related to climate-related projects are not material. Additionally, although we believe that increasing demand for alternative sources of energy does not currently represent a material risk to our business, we disclose four broad categories of risk related to demand for our products driven by climate-related issues in our 2021 Form 10-K: (1) legislation, (2) societal and investor perception and pressure, (3) access to capital, and (4) competition from alternative sources of energy and the potential impacts of future technological developments.

First, under the section titled “Greenhouse Gas Emissions and Climate Change” and also as a risk factor, we disclose the risk that legislation aimed at encouraging the adoption of alternatives sources of energy could have on our business (emphasis added):

“[T]hese regulatory initiatives could drive down demand for our products, stimulating demand for alternative forms of energy that do not rely on combustion of fossil fuels that serve as a major source of greenhouse gas emissions, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. While some new laws and regulations are prompting power producers to shift from coal to natural gas, which has a positive effect on demand, regulatory incentives, or requirements to conserve energy, use alternative sources or reduce greenhouse gas emissions in product supply chains could reduce demand for the products we produce.”

Second, we expressly disclose as a risk factor that increasing attention on ESG matters and climate change could negatively impact our business:

“Negative public perception regarding us and/or our industry and increasing attention to ESG matters could have an adverse effect on our business, financial condition and results of operations and damage our reputation.

...[I]ncreasing attention to climate change, societal expectations on companies to address climate change, investor and societal expectations regarding voluntary ESG disclosures, generally, and fuel conservation measures, alternative fuel requirements, and increasing consumer demand for alternative forms of energy or energy efficiency initiatives or products may result in increased costs, reduced demand for our products, reduced profits, and negative impacts on our stock price and access to capital markets.”

Third, we expressly disclose as a risk factor the impact of risks related to climate change on our access to capital:

“Market views of our industry generally can affect our stock price, liquidity and ability to obtain financing.

Anuja A. Majmudar
Karina Dorin
U.S. Securities & Exchange Commission
June 28, 2022

Factors described elsewhere, including views regarding future commodity prices, regulation and climate change, can affect the amount investors choose to invest in our industry generally. Recent years have seen a significant reduction in overall investment in exploration and production companies, resulting in a drop in individual companies’ stock prices. Separate from actual and possible governmental action, certain financial institutions have announced policies to cease investing or to divest investments in companies, such as ours, that produce fossil fuels, and some banks have announced they no longer will lend to companies in this sector. To date these represent small fractions of overall sources of equity and debt, but that fraction could grow and thus affect our access to capital. Moreover, some equity investors are expressing concern over these matters and may prompt companies in our industry to adopt more costly practices even absent governmental action. Although we believe our practices result in low emission rates for methane and other greenhouse gases as compared to others in our industry, complying with investor sentiment may require modifications to our practices, which could increase our capital and operating expenses.”

Finally, we disclose that commodity prices “greatly affect our revenues and thus profits, liquidity, growth, ability to repay our and the value of our assets,” and state that “[s]hort- and long-term prices are subject to a myriad of factors” including “the relative cost of competing sources of energy or fuel,” which includes, for example, wind and solar. Furthermore, although there have been great strides made in the development of technology, alternative forms of energy and other climate change-related trends in the Exploration & Production industry that may materially impact our business in the future, we do not believe details other than what we have already disclosed in the 2021 Form 10-K are necessary at this time. We believe the potential for changes in technology to implicate both immediate and long-term transition risks related to climate change that may affect the Company are encompassed by the risk factor discussion in our 2021 Form 10-K in which we identify (i) being required to meet certain technology standards related to our equipment to obtain and maintain permits to operate our business, (ii) regulatory incentives or requirements driving down demand for our products and stimulating demand for alternative forms of energy, (iii) increasing consumer demand for alternative forms of energy or energy efficiency initiatives or products, and (iv) the effect of worldwide energy conservation measures, alternative fuel requirements and climate-related initiatives. Other than what we have disclosed, these risks have not yet materially impacted our business, financial condition, results of operations, or cash flows nor are they expected to in the near future.

As with our other 2021 Form 10-K disclosures filed with the Commission, we regularly reassess our risk factor disclosures and disclosures regarding regulatory matters and business trends in light of the then-current and anticipated regulatory environment and business trends. In preparing the disclosures in our upcoming quarterly reports on Form 10-Q and our annual report for the year ended December 31, 2022 on Form 10-K (“2022 Form 10-K”), we will continue to consider the immediate and long-term climate-related risks that may affect our business and operations and will consider the

Anuja A. Majmudar
Karina Dorin
U.S. Securities & Exchange Commission
June 28, 2022

appropriateness of, and interest and benefit to an investor of, additional and more specific disclosures, to the extent material. Further, as climate-related regulation and business trends continue to evolve, we will provide appropriate updates and additional disclosures in our SEC filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

3.We note your 2020/2021 Corporate Responsibility Report reflects that you have implemented methane mitigation technologies, including through the use of equipment that appears meant to reduce emissions from your operations. Revise your disclosure to quantify any material past and/or future capital expenditures for climate-related projects or tell us why you believe they are not material to your operations. Please provide quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.

RESPONSE:

We have in the past undertaken, and are currently undertaking, various projects to help manage and optimize our emissions performance. Examples of these projects include: (i) the installation of tank vapor capture systems, (ii) the conversion of pneumatic pumps and controllers used in our operations to instrument air or solar power, (iii) the acquisition of infrared cameras and other thermal imaging technology in connection with our leak detection and repair (“LDAR”) program and (iv) the development and implementation of closed-loop gas capture infrastructure, all of which is collectively referred to as our methane emissions reduction initiatives project.

We are also implementing a project to certify all Company production as responsibly sourced gas and to install methane emissions monitoring devices (“Project Canary”). From 2016 through 2021, we achieved being “fresh water neutral,” meaning that the total water used in our operations was less than or equal to the amount of water reused and recycled in our operations plus operational and conservational offsets.

Our investment in the aforementioned projects, individually and in the aggregate, was not material in any of the years presented in our 2021 Form 10-K. Our water neutrality project as well as some planning related to Project Canary were the only projects for which we incurred spend prior to 2021. To further support our response, the project costs are summarized as follows: (i) spend for our methane emissions reduction initiatives totaled $3.9 million during 2021 and is currently budgeted at approximately $5 million for each of 2022 and 2023; (ii) spend related to our water neutrality project has historically approximated $0.4 million each year from 2019 through 2021 and we are currently estimating the costs to be $2 million per year for each of 2022 and 2023; and (iii) spend related to Project Canary during 2021 was less than $0.5 million and is estimated at $3 million and $9 million

Anuja A. Majmudar
Karina Dorin
U.S. Securities & Exchange Commission
June 28, 2022

for 2022 and 2023, respectively. These combined historical and forecasted investments comprised less than 0.8% of the related historical or forecasted capital program for the respective years.

We believe the above quantitative information supports our view that our “climate-related projects” in fiscal years 2021, 2020, and 2019 were not material to our business, financial condition, results of operations or cash flows and did not constitute a significant portion of our overall capital investment in such years.

To the extent we incur material costs related to climate-related projects in fiscal year 2022 (or a future fiscal year), we will provide appropriate disclosure in accordance with applicable legal and regulatory requirements regarding such costs.

4.We note your risk factor disclosure regarding the physical impacts of adverse weather. If material, disclose any weather-related damages to your property or operations and any weather-related impacts on the cost or availability of insurance. Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

RESPONSE:

Our property, facilities and operations are impacted from time to time by weather events, such as hurricanes, tropical storms, winter storms and flooding. We maintain property insurance coverage against such risks in accordance with what we believe are customary industry practices and in amounts and at costs that we believe to be prudent and commercially practicable.

Weather-related damages to our property were not material during the years covered in the 2021 Form 10-K. Total weather related damages to our property and operations were less than $1 million per year, or less than 0.15% of total operating expenses of $1,170 million; $813 million; and $720 million, for the years ended December 31, 2021, 2020 and 2019, respectively.

The premium rates for our property insurance coverage are expressed as a percentage of the aggregate dollar value of the property for which the Company has elected coverage. The aggregate dollar value of the property for which we elect coverage, and therefore our premiums, will fluctuate from policy period to policy period, as we acquire and dispose of property and as the value of our covered property fluctuates (e.g., due to depreciation and other factors). We believe the premium rates and deductible under our property insurance coverage are appropriate indicators of the extent to which weather events have had an impact on the cost to us of insurance.

The premium rates for our property insurance coverage have stayed relatively flat (ranging from 0.054% to 0.060%) during the policy periods covering the years from 2019 to 2021. The aggregate

Anuja A. Majmudar
Karina Dorin
U.S. Securities & Exchange Commission
June 28, 2022

dollar value of premiums for our property coverage have been less than $1 million, or less than 1% of our General and Administrative Expense, in each of the past three years. The Company has not had an insurance claim for weather-related damage to our property or operations over the same period of time. Further, the deductible under our property insurance coverage has remained the same over the last five policy periods. We believe this quantitative information supports our view that weather-related events have not had a material impact on the cost to us of insurance.

Weather-related events also did not have a material impact on the availability of insurance to us. Further, no incumbent coverage provider declined to provide property insurance coverage to us (that is, declined to renew our property insurance coverage) in any of the above-referenced policy periods due to our loss history (weather-related or otherwise).

We believe the above quantitative information above supports our view that weather-related damages and losses to our property and operations have not been material. Although we are not expecting material weather-related damages or material increases to property insurance costs given our recent history, to the extent we incur material weather-related damages to our property or operations in fiscal year 2022 (or a future fiscal year), we will provide appropriate disclosure in accordance with applicable legal and regulatory requirements regarding such damages.

5.We note your disclosure on page 28 of your Form 10-K regarding compliance with environmental laws and regulations, including those relating to climate change. Please tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future periods.

RESPONSE:

In fiscal year 2021 and prior fiscal years, we did not incur any material increase in compliance costs related to climate change. The disclosure in the “Environmental Regulation” section of our 2021 Form 10-K on page 28 discusses our compliance with current laws and regulations and the possibility that currently proposed or future laws, regulations, and policies regarding climate change could have a material impact on our business, financial condition and results of operations, including our related direct and indirect costs.

The climate-related laws and regulations currently applicable to our business and operations are principally the emissions-related regulations issued by the U.S. Environmental Protection Agency (“EPA”), including the EPA’s rule requiring annual reporting of greenhouse gas (“GHG”) emissions. Compliance with the EPA’s emissions-related regulations and other health, safety and environmental (“HS&E”) regulations are part of our daily, well-level operations, as the field personnel and other operations personnel in each of our operating offices carry out various HS&E-related compliance

Anuja A. Majmudar
Karina Dorin
U.S. Securities & Exchange Commission
June 28, 2022

activities as part of our day-to-day operations. These activities include, among others, inspection, maintenance and repair of infrastructure, and permitting and approval matters. Depending on the nature of these costs, they are generally included in “Operating expenses” or “General and administrative expenses” as presented in the “Operating Income (Loss)” section of the consolidated statements of operations included in our Form 10-K and Form 10-Q filings with the Commission.

In addition to the compliance-related activities carried out by the field personnel and other operations personnel in our operating offices, the HS&E personnel and regulatory compliance personnel in our headquarters office and operating field offices also carry out various compliance activities related to the EPA’s emissions-related regulations and other HS&E regulations. These activities include, among others, compliance with the EPA’s GHG emissions annual reporting rule referenced above, compliance with state and federal air emissions permits and related regulations, compliance with the Oil Pollution Act, and Clean Water Act among others. The operating expenditures related to these compliance activities are integrated into the total operating expenditures of our HS&E and regulatory functions and, depending on the nature of the particular expenditure, are included in “Operating expenses” or “General and administrative expenses” on our consolidated statements of operations.

As discussed above, our operating expenditures in complying with the EPA’s emissions-related regulations (which costs, again, seem to be the most similar to what the Staff may mean by “compliance costs related to climate change”) are included in “Operating expenses” or “General and Administrative expenses” on our consolidated income statements (depending on the nature of the specific expenditure). Compliance related costs from 2019 to 2021 were less than $0.5 million in total for the three years combined and were comprised of LDAR related costs. Through the acquisitions of our businesses that we have recently undertaken, we are currently estimating LDAR costs to be around $0.5 million for each year in 2022 and 2023. These combined historical and forecasted compliance costs comprised less than 0.4% of the related historical or forecasted Operating expenses or General and administrative expenses for the respective years.

We believe this quantitative information and the related narrative discussion provided above support our view that we have not, to-date, incurred any material compliance costs related to climate change. We do not anticipate any material increases in the near future. However, the impact of new future environmental laws and regulations could have a material impact on our cost of compliance. For example, we would expect to incur additional administrative and compliance costs in connection with the proposed climate-related Commission rule making.2 To the extent in a future fiscal year, our compliance costs are material to our business, financial condition or results of operations, we will
2 The Commission’s proposed rule for “The Enhancement and Standardization of Climate-Related Disclosures for Investors” (Release Nos. 33-11042 and 34-94478) estimates that for non-smaller reporting companies, the direct costs in the first year of compliance with the proposed rules are estimated to be $640,000, and $530,000 for subsequent years. If the Commission adopts rule making as proposed, we anticipate our compliance costs could exceed such estimated amounts but would likely continue to be immaterial to our business and consolidated financial statements as a whole.

Anuja A. Majmudar
Karina Dorin
U.S. Securities & Exchange Commission
June 28, 2022

provide appropriate disclosure in accordance with applicable disclosure requirements related to such transactions.

6.Please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. Please ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

RESPONSE:

For all fiscal years presented in the 2021 Form 10-K, we did not directly purchase or sell any carbon credits or offsets. During 2021, as part of our acquisition of Indigo Natural Resources, which was accounted for as a business combination in accordance with ASC 805, we acquired an immaterial amount of carbon credits (approximately $2.5 million) which we have yet to use. The acquired carbon credits are the only carbon credits or offsets we currently own and represent approximately 0.21% of our total assets as of December 31, 2021, which we believe to be immaterial.

To the extent in a future fiscal year, our purchases or sales or offsets are material to our business, financial condition or results of operations, we will provide appropriate disclosure in accordance with applicable disclosure requirements related to such transactions.

*****

The Company believes the foregoing fairly responds to the Staff’s questions in its letter dated May 24, 2022 and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Colin O’Beirne, Vice President and Controller, at (832) 796-7570 or the undersigned at (832) 796-2760.

Sincerely,
/s/ Carl F. Giesler, Jr.
Name: Carl F. Giesler, Jr.
Title: Executive Vice President and Chief Financial Officer

cc:    Mr. Chris Lacy, Vice President, General Counsel & Secretary
Mr. Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Ms. Anne G. Peetz, Kirkland & Ellis LLP